                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

               ANNUAL REPORTING PURSUANT TO SECTION 15 (d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


/X/ Annual report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 1997

                                                       Or

/ / Transition report pursuant to Section 15 (d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from ___________________  to  ___________________

     Commission file number        001-14346


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                      Saks Fifth Avenue Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                              Saks Holdings, Inc.
                              12 East 49th Street
                              New York, New York 10017

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES





                                                                     Page(s)
                                                                     -------


Report of Independent Accountants                                         3

Financial Statements:
   Statement of Net Assets Available for Benefits, with
      Fund Information, as of December 31, 1997                           4

   Statement of Changes in Net Assets Available for
      Benefits, with Fund Information, for the tax
      year ended December 31, 1997.                                       5

   Notes to Financial Statements                                       6-15

Supplemental Schedules:
   Line 27a - Schedule of Assets Held for Investment
      Purposes as of December 31, 1997 (Unaudited)                       16

   Line 27d - Schedule of Reportable Transactions for the year
      ended December 31, 1997 (Unaudited)                                18

Signature                                                                19

REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Asset Committee
of the Saks Fifth Avenue Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 1997 and changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed in the accompanying index on page 1, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of reportable transactions that accompanies the Plan's financial statements does not disclose the Historical cost of certain plan investments sold during the Plan year. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                          COOPERS & LYBRAND L.L.P.

New York, New York
June 12, 1998.

Saks Fifth Avenue Retirement Savings Plan
Net Assets Available for Benefits, with Fund Information
As of December 31, 1997



                                                                                                                Asset
                            Interest         U.S.       Participant                              Asset         Manager -
                             Income        Equity          Loan       Balanced     Magellan      Manager       Growth
                              Fund       Index Fund        Fund         Fund         Fund         Fund          Fund
                           ----------    -----------    ----------   ----------   -----------   ----------    ----------
    ASSETS:

Participant directed
investment in accounts
established by Fidelity
Management Trust Company,
at fair value              $50,707,104   $27,507,535                 $ 8,042,212   $24,152,973   $ 8,158,574   $11,635,824

Receivables:
Participant loans                                      $ 5,878,480
Contributions                  105,476        47,465                      24,588        58,508        19,664        30,823
Other                           24,499         9,134                       2,510         9,720         2,589         4,006
                           -----------   -----------     ---------   -----------   -----------   -----------   -----------
Total assets                50,837,079    27,564,134     5,878,480     8,069,310    24,221,201     8,180,827    11,670,653
                           -----------   -----------     ---------   -----------   -----------   -----------   -----------

      LIABILITIES:

Administrative expenses
payable                         28,268         4,771                       3,543         3,116         2,815         2,608
                           -----------   -----------     ---------   -----------   -----------   -----------   -----------
Total liabilities               28,268         4,771                       3,543         3,116         2,815         2,608
                           -----------   -----------     ---------   -----------   -----------   -----------   -----------
Net assets available
for benefits               $50,808,811   $27,559,363   $ 5,878,480   $ 8,065,767   $24,218,085   $ 8,178,012   $11,668,045
                           -----------   -----------     ---------   -----------   -----------   -----------   -----------
                           -----------   -----------     ---------   -----------   -----------   -----------   -----------


                           Asset
                          Manager -                                    Growth &
                          Income       SFA Stock                        Income       Overseas         Plan
                           Fund           Fund        Contrafund         Fund          Fund           Total
                        ----------     ---------     -----------       ---------     ----------     ----------
    ASSETS:

Participant directed
investments in accounts
established by Fidelity
Management Trust
Company, at fair value   $ 2,666,316   $   362,982   $ 2,224,323      $3,037,373     $ 753,889     $139,249,105

Receivables:
Participant loans                                                                                  $  5,878,480
Contributions                 11,658         1,996        10,313          14,156         4,335          328,985
Other                          1,253            60         1,328           1,092           276           56,467
                         -----------   -----------   -----------      ----------     ---------      -----------
Total assets               2,679,227       365,038     2,235,964       3,062,624       758,500      145,513,037
                         -----------   -----------   -----------      ----------     ---------     ------------

      LIABILITIES:

Administrative expenses
payable                        2,597            31           488           2,277            86           50,600
                         -----------   -----------   -----------      ----------     ---------     ------------
Total liabilities              2,597            31           488           2,277            86           50,600
                         -----------   -----------   -----------      ----------     ---------     ------------
Net assets available
for benefits             $ 2,676,630   $   365,007   $ 2,235,476      $3,050,347     $ 758,414     $145,462,437
                         -----------   -----------   -----------      ----------     ---------     ------------
                         -----------   -----------   -----------      ----------     ---------     ------------

    The accompanying Notes are an integral part of the financial statements.

Saks Fifth Avenue Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits, with Fund Information
For the year ended December 31, 1997





                                  Interest         U.S.     Participant                                     Asset         Manager
                                   Income         Equity        Loan         Balanced       Magellan        Manager        Growth
                                    Fund       Index Fund       Fund           Fund           Fund           Fund           Fund
                                 -----------  -------------  ------------    ---------      -----------   ----------  ------------
 Additions to net
  assets attributed to:
    Net appreciation
     (depreciation) in the
     fair value of investments                $  5,778,204                  $  520,997    $ 3,332,972    $    760,065  $ 1,129,162
    Interest income             $ 3,223,859         84,660                      20,020         84,780          31,223       37,371
    Dividend income                                583,945                     949,346      1,525,736         702,020    1,200,810
    Participant contributions     5,096,762      2,740,771                   1,191,236      3,112,477       1,106,597    1,816,119
    Employer contributions          824,786        391,385                     170,934        436,252         169,677      270,332
                                -----------   ------------                  ----------    -----------    ------------  -----------
                                  9,145,407      9,578,965                   2,852,533      8,492,217       2,769,582    4,453,794
 Deductions from net assets
 attributed to:
    Benefit and withdrawal
      payments                    5,491,050      1,506,721    $  607,201       407,339      1,943,774        538,462       734,818
    Administrative expenses         224,951         30,395                      20,978         18,849         16,241        17,299
                                -----------   ------------    ----------   -----------   ------------   ------------  ------------
                                  3,429,406      8,041,849      (607,201)    2,424,216      6,529,594      2,214,879     3,701,677
 Interfund transfers, net        (3,892,187)     1,250,456     1,426,695      (434,805)    (1,436,381)     (620,919)      (579,437)
                                -----------   ------------    ----------   -----------   ------------   ------------  ------------
       Net additions               (462,781)     9,292,305       819,494     1,989,411      5,093,213      1,593,960     3,122,240
 Net assets available
    for benefits,
    beginning of year            51,271,592     18,267,058     5,058,986     6,076,356     19,124,872      6,584,052     8,545,805
                                -----------   ------------    ----------   -----------   ------------   ------------  ------------
 Net assets available for
    benefits, end of year       $50,808,811   $ 27,559,363    $5,878,480   $ 8,065,767   $ 24,218,085   $  8,178,012  $ 11,668,045
                                -----------   ------------    ----------   -----------   ------------   ------------  ------------
                                -----------   ------------    ----------   -----------   ------------   ------------  ------------



                                          Asset
                                         Manager                                   Growth &
                                          Income       SFA Stock                    Income        Overseas     Plan
                                          Fund           Fund        Contrafund      Fund           Fund       Total
                                    -------------    -------------  ------------  ----------      --------   ----------
 Additions to net assets attributed
       to:
    Net appreciation (depreciation)
          in the
       fair value of investments     $    119,684    $  (55,160)   $    48,965     $  245,650   $     184   $11,880,723
    Interest income                         8,830         1,575          7,037          6,682       1,926     3,507,963
    Dividend income                       172,834                      192,985        100,460      38,076     5,466,212
    Participant contributions             555,013       102,397        392,664        489,678     217,453    16,821,167
    Employer contributions                 82,434        12,082         48,994         60,195      23,420     2,490,491
                                     ------------    ----------    -----------     ----------     -------    ----------
                                          938,795        60,894        690,645        902,665           ?    40,166,556
 Deductions from net assets
 attributed to:

    Benefit and withdrawal payments       197,111        54,035         74,878         55,838      24,561    11,635,788
    Administrative expenses                16,476           147          1,048          3,807         232       350,423
                                     ------------    ----------    -----------     ----------     -------    ----------
                                          725,208         6,712        614,719        843,020     502,266    28,180,345
 Interfund transfers, net                (401,949)      358,295      1,620,757      2,207,327     502,148
                                     ------------    ----------    -----------     ----------     -------    ----------
      Net increase (decrease)             323,259       365,007      2,235,476      3,050,347     758,414    28,180,345
 Net assets available for benefits,
    beginning of year                  2,353,371                                                            117,282,092
                                     ------------    ----------    -----------     ----------     -------   -----------
 Net assets available for
    benefits, end of year            $  2,676,630    $  365,007    $ 2,235,476     $3,050,347     758,414   145,462,437
                                     ------------    ----------    -----------     ----------     -------   -----------
                                     ------------    ----------    -----------     ----------     -------   -----------


SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

NOTES to FINANCIAL STATEMENTS




1.   Description of the Plan:

     The following brief description of the Saks Fifth Avenue Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete desription.

     General

     The Plan is a defined contribution plan covering substantially all employees of Saks & Company and its Subsidiaries (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Investment Options

     Investment options may be changed, added or deleted from the Plan at the election of the Plan Asset Committee (the "Committee"). In 1997, the Committee added four investment options to the Plan: The Saks Fifth Avenue Stock Fund, the Contrafund, the Growth and Income Fund and the Overseas Fund.

     Participants may elect to invest their contributions in any one or a combination of the following investment options: the Interest Income Fund, the U.S. Equity Index Fund, the Balanced Fund, the Magellan Fund, the Asset Manager Fund, the Asset Manager-Growth Fund, the Asset Manager-Income Fund, the Saks Fifth Avenue Stock Fund, the Contrafund, the Growth & Income Fund and the Overseas Fund. The Interest Income Fund is invested in individual guaranteed investment contracts ("GICs"), an open-end commingled pool of investment contracts (Managed Income Portfolio II), individual asset-backed investment contracts and short term investments. The U.S. Equity Index Fund is invested primarily in equity securities in a wide range of companies. The Balanced Fund is invested in a diversified portfolio of fixed income and equity securities. The Magellan Fund invests in equity securities, and securities convertible to equity. The Asset Manager, Asset Manager-Growth, and Asset Manager-Income Funds all invest, to differing degrees, in domestic and foreign equities, fixed income and short-term instruments. The Saks Fifth Avenue Stock Fund invests in Saks Holdings, Inc. Common Stock and is measured in units of participation rather than in shares of Saks Holding, Inc. Common Stock. The Contrafund is a growth fund that invests mainly in equity securities of companies where value is not fully recognized by the public. The Growth & Income Fund is invested in equity securities that combine current income and capital appreciation. The Overseas Fund is invested primarily in the equity securities of companies whose principal activities are outside of the United States.

     Plan Administrator and Trustee

     The Plan is sponsored by the Company and administered on a day-to-day basis by the plan administrator, who was appointed by the Board of Directors of the Company. The Committee, appointed by the Board of Directors of the Company, was established to oversee the investment of plan assets. The Fidelity Management Trust Company ("the Trustee") was appointed by the Committee and acts as Trustee, recordkeeper and investment manager of the Plan at the direction of the Committee.

                                       6
Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

     Eligibility

     Generally, an employee, subject to certain exceptions, may elect to participate in the Plan after completing 12 months of employment, during which time he or she has at least 1,000 hours of service and has attained age 21.

     Contributions

     Participants may elect for regular payroll deductions, ranging from 1% to a maximum of 16% of compensation, as defined, to be contributed to the Plan on a before- or after-tax basis, or both. No participant shall be permitted to elect before-tax contributions under the Plan during any calendar year in excess of the amount prescribed by the Secretary of the Treasury under the Internal Revenue Code (the "Code") ($9,500 for 1997). Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans ("rollover contributions") provided such contributions meet the requirements of the Plan Document.

     Company matching contributions must comply with applicable provisions of the Code and are remitted to the Trustee after each pay period. The Company's matching contribution rate is 25% of the first 6% of compensation contributed to the Plan by a participant. This matching rate may be increased at the discretion of the Company's Board of Directors.

     At December 31,1997 contributions receivable consisted of participant contributions of $282,482 and a Company matching contribution of $46,503.

     Participant Accounts

     Participants may elect to invest in one or more of the eleven investment options in 1% increments. The contribution rate, investment mix and contribution allocation can be changed by the participant on any business day. Transfers of existing investments between funds is also permissible upon election. The net investment gain or loss for each of the investment funds is allocated daily to each participant's elective and matching accounts in the proportion which each such account bears to the total of each corresponding fund.

     Payment of Benefits

     Generally, a participant is entitled to his or her daily total account balance coincident with or immediately following age 65. Additionally, a participant is entitled to the full value of his or her account as of the valuation date coincident with or immediately following disability.

     Upon the death of a participant, the beneficiary will receive the full value of his or her account as of the valuation date coincident with or immediately following the date of death. Benefits are recorded when paid.

Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

     Vesting

     The Company matching account vests according to the following schedule:


          Years of Vesting Service             Percent Vested
      ---------------------------------     ---------------------
            Less than 2 years                           0%
            2 but less than 3                          25%
            3 but less than 4                          50%
            4 but less than 5                          75%
            5 years or more                           100%



     Employee contributions, including rollover contributions, are always fully vested.

     Forfeitures

     Participants who terminate employment, but have not become fully vested, forfeit the unvested balances in their accounts. In accordance with the Plan document, the forfeiture amount is applied toward Company matching contributions. Forfeitures aggregated $184,683 for the year ended December 31, 1997.

     Withdrawals

     A participant may withdraw all or a portion of the value of his or her after-tax contribution account or rollover account. The withdrawal may not be more frequent than once every three months.

     Upon attaining age 59-1/2, a participant may withdraw all or a portion of his or her vested account balances. Additionally, a participant may withdraw from his or her before-tax contribution account and Company matching account, to the extent vested, for financial hardship. Generally, these hardship withdrawals must be for at least $500 and may not be more frequent than once every three months. Participant contributions to the Plan will be suspended for 12 months after making a hardship withdrawal.

     Loans

     A participant may borrow from the vested portion of his or her account. The minimum amount of any loan is $1,000. The maximum amount of a loan is equal to the lesser of $50,000, or 50% of the vested value of his or her account less any other outstanding loans. Only two loans are permitted at a time. Loans are collateralized by the balance in the participant's account.

     Interest rates are determined by the plan administrator. For the year ended December 31, 1997, interest rates were determined to be the prime rate as of the first day of the month the loan is initiated, plus 1%. Generally, the repayment period is not less than six months or more than five years, except that a loan to purchase a primary residence may have a term exceeding five years.


Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

     Administrative Expenses

     Expenses incurred with respect to the administration of the Plan are paid from the assets of the Plan to the extent allowed under ERISA. To the extent such expenses are not paid by the Plan, they are paid by the Company.



2.   Summary of Significant Accounting Policies:

     Basis of Presentation

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. As previously noted, the Plan added the Saks
     Fifth Avenue Stock Fund as an investment option in the current year.
     This addition became effective as of January 2, 1997 and therefore a "New Plan" was deemed to have come into existence at that time under the provisions of the Securities and Exchange Commission.

     Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Valuation of Investments and Income Recognition

     Investments in guaranteed investment contracts are stated at contract value, which approximates fair value, as reported by the trustee. The average yield for the Interest Income Fund for 1997 was 6.11%. At December 31, 1997 the crediting interest rates of the investment contracts ranged from 5.16% to 8.03%. Generally, contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, withdrawals made pursuant to contract terms and administration expenses charged by the companies entering into the contracts with the Plan.

     Investments in the Trustee's Magellan, Balanced, U.S. Equity Index, Asset Manager, Asset Manager-Growth, Asset Manager-Income, Contrafund, Growth and Income and Overseas Funds are listed on an exchange and valued at the latest quoted market prices. Investments in the company's own stock are valued at the latest quoted market prices.


                                       9
Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

     Short-term investments are reflected at original cost. Accreted discount on investments is included in interest income. The value of investments at original cost plus the amount of accreted discount approximates fair value.

     Loans to participants are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits, with fund information, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Participants are exposed to credit loss in the event of non-performance by the Trustee or nonperformance by the companies in which the investments are placed.

     Set forth below are the major categories of investments at December 31, 1997:


                                                               1997
                                   --------------------------------------------------------------
                                                     Per Share
                                       Unit            Value                    Fair
                                      Shares                                  Value (a)
                                   --------------   -------------   -----------------------------

Interest Income Fund                  50,707,104    $       1.00    $                 50,707,104 (b)
U.S. Equity Index fund                   786,379           34.98                      27,507,535 (b)
Balanced Fund                            526,667           15.27                       8,042,212 (b)
Magellan Fund                            253,521           95.27                      24,152,973 (b)
Asset Manager Fund                       444,609           18.35                       8,158,574 (b)
Asset Manager-Growth Fund                629,644           18.48                      11,635,824 (b)
Asset Manager-Income Fund                218,909           12.18                       2,666,316
SFA Stock Fund                            48,919            7.42                         362,982
Contrafund                                47,701           46.63                       2,224,323
Growth & Income Fund                      79,721           38.10                       3,037,373
Overseas Fund                             23,168           32.54                         753,889
                                                                    -----------------------------
            Total at fair market value                              $                139,249,105

                                                                    -----------------------------
                                                                    -----------------------------
            Total at cost                                           $                122,342,595
                                                                    -----------------------------
                                                                    -----------------------------


(a) Reported at contract value with respect to GICs.

(b) Investments which represent more than 5% of net assets available for plan benefits.

(c) The Saks Fifth Avenue Stock Fund is measured in "units" of participation rather than in shares of Saks Holdings, Inc. Common Stock.

Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

 3.     Loans Receivable:

       Loans receivable at December 31, 1997 reported by the Trustee did not include a reduction of $56,467 for principal payments made by participants to the Company before December 31, 1997, but not remitted to the Trustee as of that date. Such payments are reflected in the December 31, 1997 statement of net assets available for benefits as a reduction in loan receivables and an increase in other receivables.



Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

4.   Guaranteed Investment Contracts:

     At December 31, 1997 investments in GICs consisted of the following:



                                                                                       1997
                                                                                -------------------

      Guaranteed investment contracts:
         Combined Insurance
            (contract #CG-1040) maturing on September 30, 1999,
            bearing interest at 6.22%                                           $        3,549,476

         Lincoln National
            (contract #GA 09596) maturing on September 29, 1998,
            bearing interest at 5.16%                                                    3,494,686

         New York Life
            (contract #GA 30372) maturing on March 31, 1999,
            bearing interest at 6.14%                                                    4,572,233

         Ohio National Life Insurance Company (contract #GA 5723) maturing on
            March 31, 1999,
            bearing interest at 6.08%                                                    2,511,134

         Peoples Security Life
            (contract #BDA00562FR-00) maturing on September 30,
            1998, bearing interest at 6.10%                                              3,540,488

         Principal Mutual
            (contract #41517701) maturing on September 30, 1999,
            bearing interest at 8.03%                                                    2,557,529

         Sun Life of Canada
            (contract #S-0854-G) maturing on September 30, 1999,
             bearing interest at 5.80%                                                   3,267,357

         Protective Life
            (contract #GA-1195) maturing on September 30, 1998,
            bearing interest at 6.08%                                                    2,780,478
                                                                                -------------------

                     Total guaranteed investment contracts                      $       26,273,381
                                                                                -------------------
                                                                                -------------------



     Interest rates stated in connection with the GICs are net of the annual rate charged for administrative expenses.





Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

5.   Short-Term Investments:

     At December 31, 1997 Short-term investments consisted of the following:


                                                                                     1997
                                                                              ------------------
      Short-term investments:
         Fidelity STIF
            (Cash Portfolio) open maturity, bearing interest at 5.63%         $       1,472,506

         Deutsche Bank ABS
            (DISCV932A/SAKS1) maturing on January 15, 1998,
            bearing interest at 7.21%                                                 2,467,293

         Deutsche Bank ABS
            (CCT916/SAKS2) maturing on May 7, 1998,
            bearing interest at 7.20%                                                 2,287,227

         Fidelity Managed Income Portfolio II
            (633-MIP 2) open maturity, bearing interest at 6.13%                     10,904,856

         Peoples Security Life ABS
            (BDA0020ITR-02) maturing on February 18, 1998,
            bearing interest at 5.97%                                                 2,481,729

         Peoples Security Life ABS
            (BDA0020ITR-04) maturing on January 15, 1998,
            bearing interest at 5.97%                                                 2,383,189

         Peoples Security Life ABS
            (BDA0020ITR-05) maturing on February 17, 1998,
            bearing interest at 5.69%                                                 2,436,923
                                                                              ------------------

                     Total short-term investments                              $     24,433,723
                                                                              ------------------
                                                                              ------------------



6.   Plan Termination:

     Although it has not expressed any intention to terminate the Plan, the Company has the right to do so at any time subject to the provisions of ERISA. In the event of the termination of the Plan, the account balances of participants shall be nonforfeitable.



Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

7.   Reconciliation of Financial Statements to the Form 5500:

     The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:


                                                                 1997
                                                          -------------------
      Net assets available for benefits
         per the financial statements                     $      145,462,437
      Amounts allocated to withdrawing participants                 (206,447)
                                                          -------------------

                     Net assets available for benefits
                       per Form 5500                      $      145,255,990
                                                          -------------------
                                                          -------------------


     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                        Year Ended
                                                                                     December 31, 1997
                                                                                   ----------------------
      Benefits paid to participants per the financial statements                    $      11,635,788
         Add, Amounts allocated to withdrawing participants at December 31, 1997             (206,447)

         Less, Amounts allocated to withdrawing participants at December 31, 1996              57,056
                                                                                   ----------------------

                     Benefits paid to participants per Form 5500                    $      11,486,397
                                                                                   ----------------------
                                                                                   ----------------------


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 1997, but have not been paid as of that date.



8.   Tax Status:

     On September 22, 1995, the Company received a favorable determination letter from the Internal Revenue Service as to the qualified tax-exempt status of the Plan under Section 401(a) of the Code. This status exempts the Plan from Federal income taxes. The plan administrator believes that the Plan continues to qualify and operate in compliance with applicable requirements of the Internal Revenue Code.


Continued
                                      14

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

9.   Related Party Transactions:

     Certain Plan investments represent shares in mutual funds or a short term investment fund managed by Fidelity Management Trust Company, the Trustee, which is, therefore, a party-in-interest. At December 31, 1997, fees paid by the Plan to the Trustee for the investment-management and record-keeping services amounted to $346,232. The amount owed by the Plan to the Trustee at December 31, 1997 was $50,600.



10.  Subsequent Events:

     Effective March 6, 1998, the following new investment option was added to the Plan: Fidelity Low-Priced Stock Fund.

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

Line 27a - SCHEDULE of ASSETS HELD for INVESTMENT PURPOSES

As of December 31, 1997




   Number of
   Shares or
   Principal                                                                                              Fair
     Amount (1)                             Description                                 Cost (2)          Value
 --------------- ------------------------------------------------------------------ ---------------- ----------------
                 Fidelity Mutual funds:
     253,521        Magellan Fund                                                   $    20,254,454  $    24,152,973 (3)
     786,379        U.S. Equity Index Fund                                               18,256,115       27,507,535 (3)
     526,667        Balanced Fund                                                         7,233,121        8,042,212 (3)
     444,609        Asset Manager Fund                                                    7,105,977        8,158,574 (3)
     629,644        Asset Manager-Growth Fund                                            10,115,388       11,635,824 (3)
     218,909        Asset Manager-Income Fund                                             2,496,977        2,666,316
      48,919        SFA Stock Fund                                                          406,972          362,982
      47,701        Contrafund                                                            2,189,755        2,224,323
      79,721        Growth & Income Fund                                                  2,808,872        3,037,373
      23,168        Overseas Fund                                                           767,860          753,889
                                                                                    ---------------- ----------------
                                Total Fidelity mutual funds                              71,635,491       88,542,001
                                                                                    ---------------- ----------------

                 Guaranteed investment contracts:
                    Combined Insurance #CG-1040, 6.22%,
                       matures 9/30/99                                                    3,549,476        3,549,476

                    New York Life #GA30372, 6.14%, matures on 3/31/99                     4,572,233        4,572,233

                    Ohio National Life #GA 5723, 6.08%, matures on 3/31/99                2,511,134        2,511,134

                    Peoples Security Life #BDA00562FR-00, 6.10%,
                       matures on 9/30/98                                                 3,540,488        3,540,488

                    Principal Mutual #41517701, 8.03%, matures 9/30/99                    2,557,529        2,557,529

                    Protective Life Insurance Company
                       #GA-1195, 6.08%, matures 9/30/98                                   2,780,478        2,780,478

                    Sun Life of Canada #S-0854-G, 5.80%
                       matures 9/30/99                                                    3,267,357        3,267,357

                    Lincoln National #GA09596, 5.16%, matures 9/29/98                     3,494,686        3,494,686
                                                                                    ---------------- ----------------

                            Total guaranteed investment contracts                        26,273,381       26,273,381
                                                                                    ---------------- ----------------


                                      16
Continued

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES



As of December 31, 1997



                              Description                       Cost                 Fair Value
                              -----------                       ----                 ----------
      Short-term investments                             $       24,433,723    $        24,433,723

                     Total investments                   $      122,342,595    $       139,249,105
                                                         ------------------    -------------------
                                                         ------------------    -------------------
      Loans to participants:
         Saks Fifth Avenue Retirement
            Savings Plan participant loans at                        --                  5,878,480
            various interest rates                       ------------------    -------------------
                                                         ------------------    -------------------


(1) These assets held for investment purposes are held with a party-in-interest.

(2) GIC's are stated at contract value. Generally, the contract value and cost of the GICs represent contributions made under the contract, plus interest at the contract rate, less funds used to purchase annuities, withdrawals made pursuant to contract terms and administration expenses charged by the companies entering into the contracts with the Plan.

(3)  Represents 5% or more of the net assets available for plan benefits.

SAKS FIFTH AVENUE RETIREMENT SAVINGS PLAN

TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 1997



                                                     Total           Fair Value
                                                    Cost of           of Assets            Sale
                 Description of Asset               Assets            Purchased          Proceeds          Net Gain
 ---------------------------------------------  ----------------   ----------------   ----------------  ----------------
 Fidelity US Equity Index:
    Units purchased in 252 transactions                            $     9,199,829

    Units sold in 248 transactions                      *                             $     5,702,443           *
                                                                   ----------------   ----------------  ----------------

                                                                   $     9,199,829    $     5,702,443
                                                                   ----------------   ----------------
                                                                   ----------------   ----------------

 Fidelity Magellan Fund:
    Units purchased in 252 transactions                            $     7,643,037

    Units sold in 246 transactions                      *                             $     5,894,225           *
                                                                   ----------------   ----------------  ----------------

                                                                   $     7,643,037    $     5,894,225
                                                                   ----------------   ----------------
                                                                   ----------------   ----------------
 Asset Manager-Growth Fund:
    Units purchased in 252 transactions                            $     4,714,415

    Units sold in 233 transactions                      *                             $     2,727,007           *
                                                                   ----------------   ----------------  ----------------

                                                                   $     4,714,415    $     2,727,007
                                                                   ----------------   ----------------
                                                                   ----------------   ----------------

 Collective Short-Terms:
    Fidelity FMTC Institutional Money Market:
       Units purchased in 245 transactions      $   18,411,345     $    18,411,345

       Units sold in 257 transactions               18,820,349                       $    18,820,349
                                                ----------------   ----------------  ---------------

                                                $   37,231,694    $    18,411,345    $    18,820,349
                                                ----------------   ----------------  ---------------
                                                ----------------   ----------------  ---------------

    Fidelity IPL Commingled Pool:
       Units purchased in 245 transactions      $     4,200,000    $     4,200,000

       Units sold in 257 transactions                 2,305,200                       $     2,305,200
                                                ----------------   ----------------   ---------------

                                                $     6,505,200    $     4,200,000    $     2,305,200
                                                ----------------   ----------------  ----------------
                                                ----------------   ----------------  ----------------



 * The Historical cost of investments cannot be determined as the information is not available from the ordinary business records maintained by Fidelity management Trust Company.

                                                     Signature

                                       Saks Fifth Avenue Retirement Savings Plan
                                                    (Name of Plan)



   Date  June 29, 1998                 By   /s/ Mark E. Hood
         ------------------------         ------------------------------------
                                                Mark E. Hood

                                                Senior Vice President

                                                Chief Financial Officer